SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2015

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

NOTICE ABOUT TRANSACTION BETWEEN RELATED PARTIES

Parties	Braskem S.A. (“Braskem”) and Petróleo Brasileiro S.A. – Petrobras (“Petrobras”)
Relationship with the issuer	Petrobras owns 47.03% of the voting capital and 36.12% of the total capital of Braskem
Purpose	Purchase and sale of caustic soda, which Braskem supplies to Petrobras.
Main terms and conditions

It is an addendum whose purpose is to extend by 11 months the supply of caustic soda by Braskem to Petrobras.

Term: until December 15, 2015.

Estimated amount involved in the addendum depending on consumption: R$14,000,000.00.

Date of execution of the addendum	October 27, 2015
Possible participation of the counterparty, its partners or managers in the issuer’s decision making process or in the process of negotiation of the transaction as agents of the issuer

Petrobras, its partners and managers did not participate in the negotiation as agents of the issuer. The transaction was examined by the Board of Directors of Braskem S.A., in which 4 of the 11 members are appointed by Petrobras.

Detailed justification of the reasons why the issuer’s management considers that the transaction complied with the commutative conditions or provides for adequate compensatory payment

Braskem is a supplier of caustic soda, also known as sodium hydroxide.

Braskem won the Petronect Opportunity No 7000689146, Invite 18-009/11, which resulted in the Supply Agreement No 4600351182.

Considering that the price adopted by Braskem is based on the international market price and adjusted on a quarterly basis in accordance with the indexes published by Icis Lor Contrato Americano, the commutative conditions of the transaction are ensured to both parties.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 4, 2015
BRASKEM S.A.

By:	/s/ Mário Augusto da Silva

	Name:	Mário Augusto da Silva
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.